EXHIBIT 99.1

February 13, 2024

AVINO PROVIDES OUTLOOK FOR 2024 AND HIGHLIGHTS ITS MAJOR 2023 MILESTONES

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) is pleased to provide its outlook for 2024 and a summary of the major milestones achieved in 2023.

2024 OUTLOOK

Production

For 2024, approximately 700,000-750,000 tonnes are planned for mill processing and will be sourced from both the Avino Mine and stockpiles from La Preciosa. Based on current metal prices, the Company expects to produce between 2.5M and 2.8M silver equivalent ounces1.

Capital Budget

Mexico Operations
Growth Capital	US$M	$3.0 - $4.0
Exploration & Evaluation	US$M	$0.8 - $1.0
Sustaining Capital & Mine Development	US$M	$3.5 - $4.0
Total Capital Budget	US$M	$7.3 - $9.0

Growth Capital

The Company’s budgeted growth capital for 2024 includes expenditures at the Avino Mine and at La Preciosa, which features prominently in the Company’s five-year growth plan.

At La Preciosa, growth capital includes surface works and equipment procurement intended for the first phase of mine development in conjunction with the Company’s internal mine plan for the Gloria and Abundancia Veins. With most of the mining and development equipment already at Avino, the Company expects minimal upfront capital needed to begin mine development at La Preciosa.

Management and the Board of Directors are continuing to review the budget for La Preciosa. The environmental permit has been submitted to the relevant authorities and the timing of expenditures is contingent upon approval.

Exploration & Evaluation

The Company’s budgeted exploration and evaluation expenditures for 2024 will be focused on regional exploration and further understanding of the structural geology below the current Avino Mine production area, with no drilling planned. The Company’s priority is to move La Preciosa forward to development and production.

Sustaining Capital & Mine Development

At Avino, budgeted sustaining capital and mine development expenditures include rehabilitation and overhauls of the Company’s existing mining fleet, tailings management, and ongoing mine and mill maintenance to ensure safety as we continue production operations.

February 13, 2024 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Outlook for 2024 and Highlights Its Major 2023 Milestones

“In 2023, we delivered on several important goals starting with a successful drill program which focused on the area below Level 17, the current deepest workings at the Elena Tolosa area of the Avino system”, said David Wolfin, President and CEO.  “The program followed the continuity of the steeply dipping mineralization and is a step forward in understanding the deep source of the mineralization. In addition, we were ecstatic to report the best drill intercept in Company history. Following these results, we proceeded with the Pre-Feasibility study on the Oxide Tailings Project following the completion of the metallurgical testwork program. This year has started off with more positive news, as we announced the signing of a long-term land-use agreement with a local community for the development of La Preciosa. We look forward to receiving our full mining permit so we can put that mine into production starting with the Gloria Vein. On top of this, we recently announced the positive economic results of the Pre-Feasibility Study on the Oxide Tailings project and look forward to advancing that project through community engagement. With the completion of this project, we added significant mineral resources that total over 370 million silver equivalent ounces across all properties and for the first time in Avino’s history, we have proven and probable mineral reserves, having successfully converted the measured and indicated resources to mineral reserves on the Oxide Tailings. With all of this positive news, we are looking forward to 2024 to continue delivering on our plan for transformational growth. We continue to believe that silver is undervalued and will see higher demand as the global trend for renewables and all things electrified matures.”

2023 MILESTONES ACHIEVED

A summary of the achieved objectives and milestones for 2023:

•

Updated Mineral Resource Estimate: On February 16, 2023, an updated mineral resource update was completed and included the Elena Tolosa (“ET”) deposit, the San Gonzalo deposit, and the Oxide Tailings deposit. Inaugural MREs (Mineral Resource Estimate) have also been included on the Guadalupe and La Potosina deposits. Together with the previously reported mineral resources on our new La Preciosa property, the updated consolidated mineral resources as of February 2023 totaled 368 million silver equivalent ounces in the measured, indicated, and inferred categories. This represented a significant boost to the overall consolidated mineral resources on the Avino property which represented another milestone on our path to transformation growth.

•

2023 Production – In line with Internal Production Estimates: The Company’s revised internal estimate for production for 2023 was between 2.4-2.7 million AgEq[2], with actual production for 2023 coming in within the range. (see news release dated January 16, 2024).

•

Oxide Tailings Project –Pre-Feasibility Study: The Company completed its comprehensive Pre-Feasibility Study, which was finalized in early 2024 (see news release dated February 5, 2024). Results at a 5% discount rate demonstrate an after-tax NPV $61 million and an IRR of 26%, with a $49 million initial capex.

•

Dry-Stack Tailings Facility: The facility has been fully operational for a year. The conveyor system is installed and is currently transporting the pressed dry residues to various disused open pit areas. A tab is now available on our website that provides further information on our tailings management system, along with a video (in English and Spanish) from the mine site. In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

•

Exploration Drilling: Avino completed its planned and budgeted drilling program by drilling 7,545 metres in 13 drill holes, which included the best intercept in Avino’s 55-year history. Our team of geologists on site are implementing the recommendations made by our consulting structural geologists to further study the potential of the entire mineralization. Drilling news releases can be found in these links: January 5, 2023, May 23, 2023, July 5, 2023, and September 14, 2023.

•

Avino Receives ESR Award: Avino received for the second year, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)). The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process. Avino continues to view its social responsibility with importance and care of our communities.

February 13, 2024 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Outlook for 2024 and Highlights Its Major 2023 Milestones

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this news release.

CORPORATE INFORMATION

Avino Silver & Gold Mines Ltd. Added to the Nasdaq Metals Focus Silver Miners Index

Avino was recently added to the Nasdaq Metals Focus Silver Miners Index.

"We are excited that Avino was chosen to be included in the Nasdaq Metals Focus Silver Miners Index and believe that our selection to this index is recognition of our growth transformation goals and recent achievements," stated David Wolfin, President and CEO.

The Nasdaq Metals Focus Silver Miners Index is designed to track the performance of companies engaged in the silver mining industry. Companies are selected based on classification by Metals Focus, a leading independent precious metals research consultancy. Eligible companies include those that derive the majority of their revenues from silver mining, have a significant market share of global silver production, or are principally engaged in exploration and development activities related to new silver production. More information about the index can be found at:

https://indexes.nasdaqomx.com/Index/Overview/NMFSM.

ADDITIONAL INFORMATION

Avino will release 2023 year-end financial results in mid March 2024 and will hold a conference call to discuss the results.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

February 13, 2024 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides Outlook for 2024 and Highlights Its Major 2023 Milestones

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of November 30, 2022, prepared for the Company, and references to Measured, Indicated, Inferred Resources dated October 16, 2023 as well as the Prefeasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Footnotes:

1.

The production estimate does not constitute guidance as the estimate is based on mineral resources, not mineral reserves. Mineral resources do not have demonstrated economic viability. Silver equivalent production estimate was calculated using metals prices of $24.00 per oz Ag, $2,000 per oz Au and $3.86 per lb Cu.

2.	The silver equivalent production estimate for FY 2023 was calculated using metals prices of $22.00 per oz Ag, $1,750 per oz Au and $3.86 per lb Cu.